[LOGO OF LeBOEUF, LAMB, GREENE & MacRAE LLP]

November 30, 2005

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ms. Celeste Murphy

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Overseas Partners Ltd.
Preliminary Proxy Statement on Schedule 14A
Transaction Statement on Schedule 13E-3
(Commission File No. 000-11538)

Ladies and Gentlemen:

This letter sets forth the responses of Overseas Partners Ltd. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated November 30, 2005, with respect to the above-referenced preliminary proxy statement on Schedule 14A. We have duplicated below in bold the comments set forth in the comment letter and have provided responses to each comment following the staff’s related comment. In response to these comments, the Company has filed today with the Commission Amendment No. 1 to the preliminary proxy statement.

The Company has also filed today with the Commission a Transaction Statement on Schedule 13E-3 in connection with the proposal to wind up the Company and appoint a

Mr. Jeffrey P. Riedler

Ms. Celeste Murphy

Securities and Exchange Commission

November 30, 2005

liquidator in accordance with the laws of Bermuda, the Company’s country of domicile. When the original proxy statement was first filed on November 23, 2005, the Company did not file a Schedule 13E-3, as it did not believe that the proposed transaction was subject to Rule 13e-3. Subsequently, the staff of the Office of Mergers and Acquisitions advised the Company that it believed the transaction was subject to Rule 13e-3. Accordingly, in addition to the revisions to respond to the staff’s comments, the amended preliminary proxy statement filed today also includes certain information required to be included therein by Rule 13e-3(e).

References to page numbers in responses to the staff’s comments refer to page numbers of the amended preliminary proxy statement.

General

1.	We will review the Schedule 13E-3 you file in connection with this transaction. Any comments we have on the Schedule 13E-3 will be sent under separate cover. They will need to be resolved before you file a definitive proxy statement and mail it.

The Company notes the staff’s comment.

2.	Please file the proxy card with your revised proxy statement.

A proxy card and a related letter of instruction have been filed with the amended preliminary proxy statement.

Directors’ and Officers’ Interests in the Liquidation, page 9

3.	In your revised proxy statement, please include the share ownership information directly in the proxy statement rather than incorporating it by reference from the previous proxy statement.

The Company has revised the preliminary proxy statement to include this information. Please see pages 10-11 of the amended preliminary proxy statement.

* * *

Because the shareholder meeting to which the proxy statement relates has been scheduled for January 31, 2006, the Company would like to mail the proxy statement to its shareholders no later than December 16, 2005. Accordingly, the Company would appreciate receiving as early as possible any comments the staff may have on the Transaction Statement on Schedule 13E-3 and any further comments it may have on the amended preliminary proxy statement.

Mr. Jeffrey P. Riedler

Ms. Celeste Murphy

Securities and Exchange Commission

November 30, 2005

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement and the Schedule 13E-3;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement and the Schedule 13E-3; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments regarding the preliminary proxy statement or the Schedule 13E-3, please direct them to Matthew Ricciardi or Michael Groll of:

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, New York 10019

Telephone: (212) 424-8000

Facsimile: (212) 424-8500

Very truly yours,

Matthew M. Ricciardi

cc:	Mark R. Bridges
Gregory S. Belliston

MMR:dmv